UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

ClearBridge MLP and Midstream Fund Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

184692200

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,189,802
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,189,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,189,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.47%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 13,294,195 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,189,802
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,189,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,189,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.47%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 13,294,195 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,189,802
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,189,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,189,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.47%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 13,294,195 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

Item 1.	SECURITY AND ISSUER

This Amendment No. 15 amends and supplements the statement on Schedule 13D filed with the SEC on 10/7/22, as amended by Amendment No. 1 filed 10/26/22, Amendment No. 2 filed 11/22/22, Amendment No. 3 filed 1/25/23, Amendment No. 4 filed 2/23/23, Amendment No. 5 filed 2/28/23, Amendment No. 6 filed 6/1/23, Amendment No. 7 filed 6/28/23, Amendment No. 8 filed 6/30/23, Amendment No. 9 filed 7/24/23, Amendment No. 10 filed 10/27/23, Amendment No. 11 filed 11/1/23, Amendment No. 12 filed 11/9/23, Amendment No. 13 filed 12/5/23, and Amendment No. 14 filed 12/11/23; with respect to the common shares of ClearBridge MLP and Midstream Fund Inc. This Amendment No. 15 amends Item 4 as set forth below.

Item 4.

PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The following disclosure is being provided to correct and replace the disclosure previously included in Item 4 of amendment number 14 of this schedule 13D.

Previously, on June 29, 2023, Saba Capital Master Fund, Ltd. and Saba Capital Management, L.P. (the "Saba Parties"), filed a Complaint in the United States District Court's Southern District of New York (the "Court") against the Issuer, among others, seeking to invalidate as unlawful under the Investment Company Act of 1940, provisions in the Issuer's (and others) governing documents purporting to strip voting rights with respect to a shareholder's acquisition of shares constituting as little as 10% of the Issuer's voting power (the "Vote Stripping Provisions"). On August 15, 2023, the Issuer moved to dismiss under forum non conveniens. On September 26, 2023, the Court granted that motion with respect to the Issuer. On December 5, the Court granted summary judgement to the Saba Parties and declared the Vote Stripping Provisions of certain other funds named in the Complaint to be in violation of the Section 18(i) of the Investment Company Act and ordered rescission of the Vote Stripping Provisions. The Issuer was not subject to such summary judgement.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 12, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823